SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21 Corporate Registry (NIRE): 33 300 276 963	TIM S.A. Closed Company Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

STRATEGIC PLAN 2020-2022 AND GUIDANCE RELEASE

TIM PARTICIPAÇÕES S.A. (“Company” or “TPAR) (B3: TIMP3; NYSE: TSU) and its wholly owned subsidiary TIM S.A. (“Subsidiary” or “TSA”), in compliance with Article 157 of Law No 6,404 and the provisions of CVM Instruction N. 358, hereby informs its shareholders, the market in general and other interested parties that Telecom Italia Group released today its forecasts for 2020-2022 period. In this context, TIM updates the forecasts of its Strategic Plan 2019-2021, released to the market through a Material Fact dated February 21st, 2019.

The Company releases this update after a year of consistent improvements, with the achievement of a significant part of the short-term objectives outlined in its Strategic Plan 2019-2021, which demonstrates the correctness of the strategy implemented throughout the year. These objectives were achieved despite macroeconomic expectations that were not confirmed due to a slower and more unstable recovery of the economy, compared to projections made by the market in general and by TPAR and its subsidiary.

Projections 2019-21 with IFRS 9+15
KPI[i]	2019 Projection (Short Term)	2019 Results
Service Revenues Growth (YoY)	3-5%	2.4%
EBITDA Growth (YoY)	Mid to High-Single Digit Growth	6.7%
EBITDA Margin	≥39% in 2020	39.1%
% CAPEX over Net Revenues	Low 20’s	22.2%
% EBITDA – CAPEX over Net Revenues	>15%	16.9%
IoE distribution	~R$ 1 bln	R$ 995 mln

TIM, however, in this new triennium, reaffirms its commitment with (i) the preservation of an austere approach in cost controls, aiming to raise the profitability of its operation, and so it adjusts the goal to exceed the level of 40% EBITDA Margin in 2022, as well as (ii)  an efficient capital allocation, characterized by the CAPEX destination to infrastructure (network and IT) extension and modernization projects, and (iii) the continuous expansion of the cash generation characterized by the growth of EBITDA – CAPEX over Revenues indicator to surpass the level of 20%.

	Projections 2019-21 with IFRS 9+15		Projections 2020-22 with IFRS 9+15 and IFRS16
KPI [i]	2019 (Short Term)	Long Term	2020 (Short Term)	Long Term
Service Revenues Growth (YoY)	3-5%	CAGR ’18-’21 Mid-Single Digit	Mid-Single Digit	CAGR ’19-’22 Mid-Single Digit
EBITDA Growth (YoY) / % EBITDA Margin	Mid to High-Single Digit Growth	≥39% in 2020	Mid-Single Digit	≥40% in 2022 (≥47% w/ IFRS 16)
% CAPEX over Net Revs. / ∑ CAPEX	Low 20’s	~R$ 12.0 bln (∑‘19-’21)	Low 20’s	R$ 12.0 - 12.5 bln (∑‘20-’22)
% EBITDA – CAPEX over Net Revenues	>15%	≥20% in 2021	>16% (>20% w/ IFRS 16)	≥20% in 2022 (≥25% w/ IFRS 16)

Lastly, TIM presents, as an attachment to this Material Fact, additional details about the 2020-2022 Strategic Plan and its guidance.

Rio de Janeiro, March 10th, 2020.

TIM Participações S.A.	TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer	Adrian Calaza Chief Financial Officer and Investor Relations Officer

INNOVATION NEVER STOPS.

2020-2022 Strategic Plan

March, 2020

tim.com.br

TIM

2019 Financial and Operational Highlights

Net Service Revenues[1,2]
R$ 16.6 bln
(+2.4% YoY)

TIM Live[1,2]
R$ 491 mln
(+30.6% YoY)

Net Service Revenues Growth[2] (%YoY)

1.0%
2.4%
3.0%
3.2%
1Q19
2Q19
3Q19
4Q19

Mobile ARPU[2] (R$)

22.5
+5.6%
23.7
2018
2019

EBITDA[1,2]
R$ 6.8 bln
(+6.7% YoY)

6 consecutive years of EBITDA growth (CAGR 15-19: 6.5%)

EBITDA Margin[3]

31.5%
33.5%
36.6%
38.5%
39.8%
2015
2016
2017
2018
2019

EBITDA – CAPEX[3]
(% on Net Revenues ; R$ bln)

3.7%
4.7%
11.1%
15.6%
16.9%
0.6
0.7
1.8
2.7
2.9
2015
2016
2017
2018
2019

The year 2019 confirms the company's transformation in the last 5 years

Network evolution supported by innovation: 5G trials, massive MIMO, refarming, MOU with Vivo

Improved network quality recognized by independent measures

Assertive **adjustment in offers' portfolio,** back to the right dynamic in go-to-market

Image recovery in all segments

Record high organization climate results

(1) In 2019; (2) KPIs ex-IFRS 16 impacts; (3) Pro-forma basis (excluding IFRS 9, 15 and 16 impacts)

TIM 2

Strategic Pillars for 2020-22

Evolution | Transformation

1 INFRASTRUCTURE
Preparing for the future

Evolution

- IT: solve operational issues through architecture and platforms review leveraging digital and automation
- Network: focus to improve spectrum efficiency through new sites deployments and use of innovative technology (M-MIMO) and refarming

Transformation

- 5G and data monetization
- Artificial Intelligence
- 2G / 3G consolidation
- Content distribution

2 MOBILE
From Volume to Value

Evolution

- Sustaining residual growth opportunity in a mature market
- Portfolio review to unlock upselling opportunities
- Selective "more for more" approach to increase ARPU
- Leveraging customer experience and mitigate attrition to reduce churn

3 UBB
Growth Opportunity

Evolution

- Rollout plan with cherry picking approach based on geomarketing analyses
- Naked broadband with OTT friendly approach to differentiate our offers

Transformation

- Creation of an infrastructure vehicle through partnership to further accelerate the coverage

4 EFFICIENCY
To the next level, enhancing CEX

Evolution

- Accelerate digital & automation
- Revise make vs. buy approach

Transformation

- E2E transformation to improve cash cost efficiency
- Network sharing
- Cloudification

5 BEYOND CORE
Monetizing customer base

Transformation

- IoT Services
- Growing market in mobile digital advertising
- Unique opportunity in mobile financial services

TIM 3

Infrastructure: Preparing TIM Brasil for the future

IT to the next level in 18-24 months

- Big data evolution
- NBA roll-out
- Cognitive systems
- Application and architecture review
- Catalogue creation

Network 5 key pillars

- Data Growth
- 5G ready
- IoT
- New initiatives
- Fixed Broadband

Benefits:

- Customers' Integrated view (Evolution)
- Time-to-market (Evolution)
- New capabilities (Transformation)
- Automation of processes and efficiency increase (Evolution, Transformation)

- Fixed Wireless Access (Transformation)
- Decommissioning Savings (Transformation)
- Densification and innovative solutions (Evolution, Transformation)
- New IoT businesses opportunities (Transformation)
- Convergent architecture (Evolution, Transformation)

TIM

Evolution Transformation

4

Mobile: Move from volume to value to sustain mobile business growth, leveraging customer experience

Premium Price
P2
P3
TIM
2022
TIM
2019
TIM
2014
P4
Low Price
Convergence
Innovation

Innovation positioning: ensuring **execution** and **customer satisfaction** to succeed.

Residual growth: churn management becomes more important

TIM

Mobile Unique Users[1,2] (MM)

104
139
146

» **Reduce churn**

Postpaid Churn Rate (% p.m.)

3.5%
3.8%
-0.6 p.p.
until 2022

- → **Eliminate pain points:** discount management
- → **Lock in** high propensity customers
- → Improve **service level**

Playing by opportunity, meeting clients true needs

Customer Base Mix[1] (MM)

167
185
117
Prepaid
30
56
82
Postpaid

» **Attack all segments**

Mobile Customer Base by Segment (MM)

36
33
20
21
Postpaid
>45% in 2022

- → Prepaid acceleration (regional + smart promo, channel mgmt.)
- → Postpaid: brand positioning, handsets
- → SMB: consumerization

Increasing "share of wallet"

SIMs per Unique Users[1]

1.9
1.7
1.4
2010
2015
2020
2022

» **ARPU increase**

Mobile ARPU (R$ / month)

22.5
23.7
CAGR 19-22
low to mid
single digit
2018
2020
2022

- → Unlock **upselling** opportunities
- → Price with **"more for more"** approach
- → Boost **big data, data analytics, NBA** capabilities

(1) Total market; (2) Population > 10 years.

TIM
Evolution
Transformation
5

Ultrabroadband: Industrialization to capture growth opportunity with financial discipline

From Evolution…

Footprint expansion and operational improvement
- → Cherry peaking deployment
- → Reduce early churn
- → Improve care and self-care
- → Reliable bill to cash processes

Differentiation: UBB + Content
- → OTT content friendly approach
- → Wi-Fi experience

Fixed Net Revenues

The lever for fixed business growth.
TIM Live CAGR 19-22: >30%
TIM Live
Others
2018
2019
2020
2021
2022

FTTx Customer Base

Mln
1.5
1.0
0.5
-
In 2020…
+40%
households covered
+15
cities
FTTH
FTTC
2018
2019
2020
2021
2022

… To Transformation

Strategic Partnership
- Expanding TIM Live's services with the right balance between Sales and Capex, unlocking additional value of this asset
- Create in partnership a neutral fiber infrastructure asset in Brazil
- Market sound process with an advisor to find the right partner

TIM Evolution Transformation 6

Efficiency: Keep the lead in profitability taking efficiency to the next level, while enhancing customer experience

E2E transformation to improve cash cost efficiency, leveraging digital, automation, new make vs buy models.

Process efficiency

- **Bad Debt** (e.g. new credit models, collections systems improvement)
- **Legal processes** (e.g. predictive models to reduce JEC expenses - special court for small cases)

Digital & Automation

- **Self-Provisioning** (e.g., Naked SIM)
- **Self-caring:** Cognitive IVR and WhatsApp services (e.g., second invoice, balance check and etc.)
- **Self-healing** (e.g., technical resolution for broadband services)

Make vs buy

- **Administrative processes** (e.g., commissioning, ground leasing)
- **Pay-roll management IT Planning & Development**

Smart CAPEX

- **Industrial agreements** (e.g. VIVO MoU)
- **Innovative Technologies** (Massive MIMO)
- **TIM Live's Transformation** with partnership
- **Cloudification** (storage as commodity)

TIM

Evolution Transformation

7

Beyond the core: Leverage our assets with strategic partnerships through a unique window of opportunity

TIM

IoT

Develop at scale and monetize IoT verticals to explore B2B opportunities.

Latin America IoT Market in 2022

2x connections

reaching 106.3 mln of IoT devices (19.6% CAGR).

US$ ~750 mln

addressable market in agriculture

US$ ~400 mln

addressable market in transport / logistics

conectarAGRO

Sole operator in the initiative developing agribusiness solutions based on IoT.

Connected Car

First mover: agreement with car manufacturer to provide in-car connectivity and automation.

Mobile Advertising

R$ 24.2 bln

Brazil's digital ad market in 2022

R$ 19 bln

delivered through mobile

1 **TIM as publisher**
Exploring available touch-points.

2 **TIM as ad tech player**
Leveraging on customer knowledge and ownership.

R$ 190 mln already generated in mobile ads products with a **~35%** upside in 2020.

New trial contracts signed in the past 2 months.

Mobile Financial Services

Penetration over Brazilian Population

27%
59%
79%
Credit Card Ownership[1]
Debit Card Ownership[1]
Mobile Penetration[2]

1 **HIGH-END**
Convenience and simplicity.

- Full bank offer
- Commercial partnership
- Value generated by commissions in fees + equity

2 **LOW-END**
Access to banking services.

- Symbiotic partnership (JV like)
- Value generated by profit sharing

Telecom + digital banking services.

Agreement with a digital bank to be announced in the coming weeks.

Partners short list under analysis

Sources: GlobalData Market Opportunity Forecasts to 2023: Global IoT; Latin America Digital Ad Spending 2019 eMarketer; Global Findex Database 2017

(1) Population > 15 years; (2) Population > 10 years.

TIM Evolution Transformation
8

TIM Brasil 2020-'22 Targets

GOALS	DRIVERS	SHORT TERM TARGETS (2020)	LONG TERM TARGETS
Revenue Growth Sustainability	→ Leverage mobile **ARPU improve** → **Expand Residential UBB** operations → Tap **B2B opportunity**	Service Revenues Growth: **Mid single digit (YoY)**	Service Revenues Growth: **Mid single digit (CAGR '19-'22)**
Improve Profitability	→ Accelerate **digital transformation** → Maintain **zero-based budget** approach → **Reliable bill to cash process**	EBITDA Growth: **Mid single digit (YoY)**	EBITDA Margin: **≥40% in 2022** (≥47% w/ IFRS 16)
Infrastructure Development	→ **Smart** and selective **Capex** approach	Capex on Net Revenues: ***Low 20's***	Capex: **R$ 12.0 - 12.5 bln (∑'20-'22)**
Expand Cash Generation	→ Strict **financial discipline** → Continue **debt and tax rate optimization**	EBITDA-Capex on Net Revenues: **>16%** (>20% w/ IFRS 16)	EBITDA-Capex on Net Revenues: **≥20% in 2022** (≥25% w/ IFRS 16)

(1) KPIs with IFRS 15/9, except when otherwise indicated.

TIM

9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 10, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.